STATEMENT OF INVESTMENTS

Dreyfus Premier GNMA Fund

March 31, 2006 (Unaudited)

Bonds and Notes--104.0%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Government Agencies/Mortgage-Backed--102.3%				
Government National Mortgage Association I:				
5.00%			18,410,000 a	17,834,687
5.00%, 9/15/33 - 1/15/34			866,970	841,126
5.50%, 6/15/20 - 9/15/35			32,131,405	31,848,719
6.00%, 10/15/19 - 10/15/33			8,383,779	8,493,660
6.50%, 10/15/08 - 5/15/28			1,509,855	1,543,219
7.50%, 2/15/22 - 12/15/23			605,974	637,886
8.00%, 4/15/08 - 12/15/22			754,979	795,005
8.50%, 10/15/16 - 11/15/22			336,703	362,562
9.00%, 11/15/19 - 12/15/22			279,390	301,916
9.50%, 5/15/18 - 1/15/25			240,751	265,653
Ser. 2004-43, Cl. A, 2.82%, 12/16/19			889,511	845,590
Ser. 2005-34, Cl. A, 3.96%, 9/16/21			523,139	508,700
Ser. 2005-76, Cl. A, 3.96%, 5/16/30			1,189,776	1,146,323
Ser. 2005-79, Cl. A, 4.00%, 10/16/33			1,191,967	1,149,513
Ser. 2005-50, Cl. A, 4.02%, 10/16/26			971,535	940,640
Ser. 2005-29, Cl. A, 4.02%, 7/16/27			563,667	543,753
Ser. 2005-42, Cl. A, 4.05%, 7/16/20			1,256,472	1,221,834
Ser. 2004-51, Cl. A, 4.15%, 2/16/18			588,881	573,157
Ser. 2005-67, Cl. A, 4.22%, 6/16/21			2,595,111	2,529,451
Ser. 2005-52, Cl. A, 4.29%, 1/16/30			393,579	382,586
Ser. 2005-59, Cl. A, 4.39%, 5/16/23			471,789	460,824
Ser. 2005-32, Cl. B, 4.39%, 8/16/30			500,000	485,875
Ser. 2005-87, Cl. A, 4.45%, 3/16/25			1,213,227	1,181,945
Government National Mortgage Association II:				
4.38%, 4/20/30 - 6/20/32			1,649,320 b	1,655,900
4.50%, 7/20/30 - 7/20/32			676,075 b	675,974
5.00%, 9/20/33 - 1/20/36			9,465,380	9,140,772
5.50%, 1/20/34 - 1/20/36			14,097,375	13,925,487
6.00%, 6/20/35 - 1/20/36			8,986,228	9,067,602
6.50%, 5/20/31			1,835,183	1,884,494

7.00%, 1/20/30 - 4/20/32	2,158,560	2,234,274
7.50%, 9/20/30	16,663	17,351
9.00%, 7/20/25	157,624	170,677
		113,667,155
U.S. Treasury Inflation Protected Securities--1.7%		
1.63%, 1/15/15	2,009,033 c,d	**1,896,598**
Total Bonds and Notes		
(cost $117,758,105)		**115,563,753**

Other Investment--.5%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $503,000)	503,000 e	**503,000**

	Principal	
Short-Term Investments--11.8%	Amount ($)	Value ($)
Agency Discount Notes--.2%		
Federal National Mortgage		
Association, 4.65%, 6/7/06	175,000 f	**173,486**
U.S. Treasury Bills--11.6%		
4.02%, 4/6/06	1,000,000	999,640
4.27%, 4/20/06	5,000,000	4,989,300
4.31%, 4/27/06	3,000,000	2,991,000
4.40%, 5/4/06	1,000,000	996,140
4.52%, 5/18/06	3,000,000	2,983,290
		12,959,370
Total Short-Term Investments		
(cost $13,130,560)		**13,132,856**

Investment of Cash Collateral for		
Securities Loaned--1.5%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Plus Fund		
(cost $1,706,375)	1,706,375 e	**1,706,375**

Total Investments (cost $133,098,040)	**117.8%**	**130,905,984**
Liabilities, Less Cash and Receivables	**(17.8%)**	**(19,745,119)**
Net Assets	**100.0%**	**111,160,865**

a   Purchased on a forward commitment basis.
b   Variable rate security--interest rate subject to periodic change.
c   Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.
d   A portion of this security is on loan. At March 31, 2006, the total market value of the fund's
     security on loan is $1,666,262 and the total market value of the collateral held by the fund is $1,706,375.
e   Investments in affiliated money market mutual fund.
f   Held by a broker as collateral for open financial futures positions.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.